Filed by iSatori, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: iSatori, Inc.

Commission File No.: 1-11900

Date: June 10, 2015

FOR IMMEDIATE RELEASE

iSatori  Presents Latest Clinical Data on the Impact of Bio-Gro™ Bio-Active Peptides on Lean Body

Mass Development, Strength Increases, and Safety Profile

iSatori continues to invest in the science and application of their category-creating bio-active peptides

Bio-Gro™ supplement and prepares to present their most recent double-blind, placebo-controlled,

randomized clinical trial results at the national ISSN and NSCA scientific conferences—to reveal the supplement's impact on muscular performance and safety.

GOLDEN, CO--(Marketwired – June 10, 2015) - iSatori, Inc. (OTCQB: IFIT), an emerging leader in the development and marketing of scientifically engineered nutritional supplements for healthier lifestyles, today announced the recent clinical research results on one of their flagship supplements, Bio-Gro™ Bio-Active Peptides, with three study abstracts to be presented at the upcoming International Society of Sports Nutrition Conference in Austin, Texas on June 11 – June 13, 2015, and the National Strength and Conditioning Association National Conference on July 8 – 11, 2015, in Orlando, Florida.

In a double-blind, placebo-controlled, randomized, eight-week study led by principal investigator Patrick Jacobs, Ph.D., at the Superior Performance Research Group in Miami, Florida, iSatori’s Bio-Gro™ Bio-Active Peptides was  firmly solidified as a truly efficacious and safe sports supplement.

"Scientific evidence is one of our company’s top core values, so naturally we decided to focus our efforts to further study this category-defining innovation, Bio-Gro™ bio-active peptides," explained iSatori founder and CEO, Stephen Adele. "After these two scientific conferences, we will have five clinical study abstracts from double-blind, placebo-controlled studies—considered to be the ‘gold standard’ of clinical research—to further our understanding and applications of this exciting new supplement."

The first-ever study on bio-active peptides to measure performance enhancement was sponsored by iSatori and conducted at the prestigious University of Central Florida under the expert guidance of Jeffrey Stout, Ph.D., along with his experienced team of exercise physiologists. The intent of the study was to verify the minimum amount of Bio-Gro™ needed to elicit a positive effect on muscular performance characteristics, during short-term resistance training with men, and was presented at the annual ISSN conference in 2014.

"The results of our original study were exactly what we were hoping for," said iSatori Marketing VP, Craig Stevenson. "They showed positive trends on virtually every area investigated. Beyond the recovery, strength, and increased training volume seen with the Bio-Gro™ group, a positive change in muscular pennation angle was also observed. This was the true indicator that Bio-Gro™—even at minimal levels—would push human physiology to increase strength, improve recovery, and build more lean muscle."

To further their research commitment, iSatori commissioned a second clinical study with the Superior Performance Research Group in Miami, Florida. Patrick Jacobs, Ph.D., was the principal investigator studying dose-dependent levels of Bio-Gro™ (the same dosing as on the Bio-Gro bottle) on experienced weight-training men. Mr. Adele commented, "The results of this eight-week double-blind, placebo-controlled, randomized study firmly solidified Bio-Gro as a truly efficacious sports supplement. We couldn’t be more excited about the results of this study and believe it provides consumers with the utmost confidence that iSatori backs its products with legitimate scientific evidence.”

A brief overview of the results from this eight-week (Jacobs, et al.) study demonstrated some exceptional results, which in summary included:

•

6.3 pound increase of total body mass: +125% vs. placebo

•

0.7 inch increase in muscle size (arm circumference): +130% vs. placebo

•

Significant increase in 1RM (one rep max) Leg Press strength: +313% vs. placebo

•

Significant increase in 1RM Bench Press strength: +117% vs. placebo

•

Does not promote fat gain

•

Comprehensive hemodynamic, blood, and safety profile

"The results of this most recent study firmly solidify Bio-Gro™ as the only choice for muscle- and strength-building bio-active peptides. This new sports nutrition category is gaining momentum that can only be comparable to the likes of creatine, nitric oxide, and BCAA's," added Mr. Stevenson.

For a more in-depth look at the abstract results presented in 2014 and to be presented at the 2015 International Society of Sports Nutrition (ISSN), visit www.isatori.com/assets/PDF/BioGro-Abstracts.pdf.

Bio-Gro™ Bio-Active Peptides can be found available at nationwide retailers like GNC, The VitaminShoppe, Vitamin World and online at places like bodybuilding.com, tigerfitness.com, muscleandstrength.com, campusprotein.com, and hundreds more. Retailers interested in carrying Bio-Gro™ can contact Europa Sports, America’s largest wholesaler and the exclusive distributor for iSatori, at 1-877-447-4775, or EuropaSports.com.

About iSatori, Inc.

iSatori is a consumer products firm that develops and sells nutritional products through online marketing, Fortune 500 retailers, and thousands of retail stores around the world. The Company is headquartered in Golden, Colorado, and its common stock trades on the OTCQB under the symbol "IFIT." More information about the Company is available at http://www.isatori.com.

Forward-Looking Statements

Statements made in this news release relating to the Company's future sales, expenses, revenue, product developments, and all other statements except statements of historical fact, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have used the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should," "will," "potential," and similar terms and phrases to identify forward-looking statements in this press release. These statements are based on assumptions and estimates that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are both subject to a wide range of business risks and uncertainties, and there is no assurance that these goals and projections can or will be met. Any number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, the timing and extent of changes in demand for the Company's products, the availability and price of ingredients necessary to manufacture such products, and the outcome of any current or future litigation regarding such products or similar products of competitors. Please see our Risk Factor disclosures included in our Registration Statement on Form S-1, as amended, initially filed with the Securities and Exchange Commission on April 30, 2013, and in subsequent filings with the Securities and Exchange Commission. All future written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. The forward-looking statements herein speak as of the date of this press release. We undertake no obligation to update any information contained herein or to publicly release the results of any revisions to any forward-looking statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this press release.

Individual results will vary. Always consult a physician prior to starting any diet or exercise program. These statements have not been evaluated by the FDA. This product is not intended to diagnose, treat, cure, or prevent any disease.

Contacts

Self & Associates

Trudy M. Self

Investor Relations

909.336.5685

tmself@aol.com

iSatori, Inc.

Sue Mosebar

Corporate Communications

(303) 215-9174

pr@isatori.com